UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Corriente Resources Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
22027E409
(CUSIP Number)
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

and

Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 10 52688103

and

Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046

and

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151

Copies to:

Darren W.T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Tongling Nonferrous Metals Group Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO;WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,418,441*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,418,441*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,418,441*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 10,418,441 Common Shares (as defined below) referred to in Rows (8), (10) and (11) (including 2,940,000 Common Shares of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of February 2, 2010 through the exercise of Options held by the Locked-Up Shareholders (as defined below)) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 10,418,441 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). China Railway Construction Corporation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,418,441*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,418,441*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,418,441*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 10,418,441 Common Shares referred to in Rows (8), (10) and (11) (including 2,940,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 2, 2010 through the exercise of Options held by the Locked-Up Shareholders) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 10,418,441 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CRCC-Tongguan Investment Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,418,441*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,418,441*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,418,441*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 10,418,441 Common Shares referred to in Rows (8), (10) and (11) (including 2,940,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 2, 2010 through the exercise of Options held by Locked-Up Shareholders) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 10,418,441 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as represented in the Support Agreement described in Item 4 hereof.

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CRCC-Tongguan Investment (Canada) Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO; WC; BK (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,418,441*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,418,441*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,418,441*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of 10,418,441 Common Shares referred to in Rows (8), (10) and (11) (including 2,940,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 2, 2010 through the exercise of Options) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 10,418,441 Common Shares referred to in Rows (8), (10) and (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 75,349,893 Common Shares issued and outstanding as of December 28, 2009 as reported in the Support Agreement described in Item 4 hereof.

     This Amendment No. 1 amends and supplements the Schedule 13D filed on January 7, 2010 by Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. (the “Statement”) relating to the common shares, without par value, of Corriente Resources Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 2.     Identity and Background
     Item 2 of the Statement is hereby amended by deleting the first two sentences of the first paragraph thereof and inserting the following:
     “This Schedule 13D is being jointly filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., a corporation incorporated under the laws of the People’s Republic of China (“Tongling”), China Railway Construction Corporation Limited, a corporation incorporated under the laws of People’s Republic of China (“CRCC”), CRCC-Tongguan Investment Co., Ltd., a corporation incorporated under the laws of the People’s Republic of China (the “Offeror”), and CRCC-Tongguan Investment (Canada) Co., Ltd., a corporation incorporated under the laws of the Province of British Columbia (“BC Offeror” and, together with Tongling, CRCC and the Offeror, the “Reporting Persons”). The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated February 1, 2010, a copy of which is filed herewith as Exhibit 99.4, and is incorporated by reference.”
     Item 2 of the Statement is hereby amended by adding the following paragraph immediately following the fourth paragraph thereof:
     “BC Offeror is a wholly-owned direct subsidiary of the Offeror. BC Offeror was incorporated under the laws of the Province of British Columbia on December 30, 2009. BC Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the transactions described in Item 4 hereof. The address of the registered and principal office of BC Offeror is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3.”
     Schedule I to the Statement is amended and restated in its entirety to read as set forth on Schedule I hereto.

Item 3.     Source and Amount of Funds or Other Consideration
     The last sentence of Item 3 of the Statement is hereby deleted and replaced with the following:
     “In addition to existing cash resources that the Offeror, Tongling and CRCC have available, the Offeror has received a commitment letter (the “Commitment Letter”), dated January 28, 2010, from the Bank of China for a loan of up to US$300 million for purposes of funding the Offer. The loan will be subject to the condition that all relevant governmental and regulatory approvals that are required to be obtained in connection with the Offer be obtained or otherwise satisfied and terms customary for such loan transactions. The interest rate for the loan will be settled between the Offeror and the Bank of China at the time when the formal loan agreement is entered into and the loan may be repaid at any time without penalty. The foregoing summary of the Commitment Letter does not purport to be complete and it is qualified in its entirety by reference to the complete text of the Commitment Letter, which is filed as Exhibit 99.7 hereto, and is incorporated herein by reference.”
Item 4.     Purpose of Transaction
     The fourth paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following:
     “In accordance with the Support Agreement, on January 25, 2010, the Offeror assigned its rights under the Support Agreement to BC Offeror pursuant to an assignment and assumption agreement (the “Assignment Agreement”). As a result, BC Offeror became entitled to all the rights and assumed all the obligations under the Support Agreement as the “Offeror” thereunder. Notwithstanding the assumption of obligations under the Support Agreement by BC Offeror, the Offeror remains responsible for all of its obligations under the Support Agreement and continues to be liable to the Issuer for any default in the performance of BC Offeror under the Support Agreement.”
     The seventh paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following:
     “The Offeror entered into a Lock-Up Agreement (each a “Lock-Up Agreement”, and collectively, the “Lock-Up Agreements”) on December 28, 2009 with each of Daniel Carriere, Richard Clark, Anthony Holler, Darryl Jones, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh (each a “Locked-Up Shareholder” and collectively, the “December Locked-Up Shareholders”), and the Offeror entered into a Lock-Up Agreement on January 29, 2010 with each of Warren McLean, Darryl Lindsay, Ian Harris, Skott Mealer and Leonardo Elizalde (each also a “Locked-Up Shareholder” and collectively, the “January Locked Up Shareholders” and together with the December Locked-Up Shareholders, the “Locked-Up Shareholders”). Each Locked-Up Shareholder executed a Lock-Up Agreement substantially identical to the Form of Lock-Up Agreement attached hereto as Exhibit 99.3. Pursuant to each Lock-Up Agreement, each Locked-Up Shareholder party to such Lock-Up Agreement has agreed, among other things, to (a) accept the Offer, (b) validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholder, and (c) exercise all of the Options currently owned by such Locked-Up Shareholder and accept the Offer and validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, all of the Common Shares issued on such exercise of Options, representing an aggregate of 10,418,441 Common Shares or approximately 13.3% of the issued and outstanding Common Shares, except in limited circumstances, some of which are discussed below.”
     The final paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following:
     “The foregoing summaries of the Support Agreement, the Offer, the Lock-Up Agreements and the Assignment Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Support Agreement, the Form of Lock-Up Agreement and the Assignment Agreement attached hereto as Exhibits 99.2, 99.3 and 99.6, respectively, which are incorporated herein by reference.”
     Item 4 of the Statement is hereby amended by adding the following paragraphs immediately following the last paragraph thereof:
     “On February 1, 2010, BC Offeror made the Offer pursuant to the terms and conditions set forth in the Support Agreement and the Assignment Agreement. The Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on March 25, 2010, unless extended or withdrawn.
     The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and Circular, which is filed as Exhibit 99.5 hereto, and is incorporated herein by reference.”

Item 5.     Interest in Securities of the Issuer
     Item 5(a), (b) and (c) of the Statement are hereby amended and restated to read in their entirety as follows:
“(a) and (b)	As of February 2, 2010, the Reporting Persons did not own any Common Shares. However, as of February 2, 2010, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 10,418,441 Common Shares (including 2,940,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of February 2, 2010 through the exercise of Options held by the Locked-Up Shareholders), representing approximately 13.3% of the issued and outstanding Common Shares. Accordingly, the percentage of issued and outstanding Common Shares that may be beneficially owned by the Reporting Persons is approximately 13.3%. The beneficial ownership of the 10,418,441 Common Shares referred to above that are subject to the Lock-Up Agreements is expressly disclaimed by each of the Reporting Persons.”

(c)	Except as set forth in Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has effected any transaction since the date of the Statement, any Common Shares.”
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:
     “As reported in Item 4, on December 28, 2009, the Offeror entered into the Lock-Up Agreements with the December Locked-Up Shareholders. Also as reported in Item 4, on January 29, 2010, the Offeror entered into the Lock-Up Agreements with the January Locked-Up Shareholders.
     As reported in Item 4, on January 25, 2010 the Offeror assigned its rights under the Support Agreement to BC Offeror, whereby BC Offeror became entitled to all the rights and assumed all the obligations under the Support Agreement as the “Offeror” thereunder. Notwithstanding the assumption of obligations under the Support Agreement by BC Offeror, the Offeror will remain responsible for all of its obligations under the Support Agreement and continue to be liable to the Issuer for any default in the performance of BC Offeror under the Support Agreement.
     As reported in Item 3, the Offeror received a Commitment Letter for a loan of up to US$300 million for purposes of funding the Offer. The information set forth in Items 3 and 4 hereof is incorporated by reference.”
Item 7.     Material to be Filed as Exhibits

Exhibit
No.	Exhibits Name
99.4.
Amended and Restated Joint Filing Agreement, dated February 2, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. to the filing of a joint statement on Schedule 13D, as amended.

99.5.	Offer to Purchase and Circular dated February 1, 2010.(1)
99.6.	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd.(1)
99.7.	Commitment Letter, dated January 28, 2010, from the Bank of China Anhui Branch to CRCC-Tongguan Investment Co., Ltd.

(1)	Incorporated by reference to the Schedule 14D-1F filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. on February 2, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 2, 2010

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
By:	/s/ Dongqing LI
	Name:	Dongqing LI
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 2, 2010

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
By:	/s/ Zhiliang ZHOU
	Name:	Zhiliang ZHOU
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 2, 2010

CRCC-TONGGUAN INVESTMENT CO., LTD.
By:	/s/ Shouhua JIN
	Name:	Shouhua JIN
	Title:	Authorized Representative

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 2, 2010

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
By:	/s/ Shouhua JIN
	Name:	Shouhua JIN
	Title:	Authorized Representative

EXHIBIT INDEX

Exhibit
No.	Exhibits Name
99.1.
Joint Filing Agreement, dated January 7, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. to the filing of a joint statement on Schedule 13D.**

99.2.
Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc.**

99.3.	Form of Lock-Up Agreement.**
99.4.
Amended and Restated Joint Filing Agreement, dated February 2, 2010, by and among Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. to the filing of a joint statement on Schedule 13D, as amended.*

99.5.	Offer to Purchase and Circular dated February 1, 2010.(1)
99.6.	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd.(1)
99.7.	Commitment Letter, dated January 28, 2010, from the Bank of China Anhui Branch to CRCC-Tongguan Investment Co., Ltd.*

*	Filed herewith

**	Previously filed

(1)	Incorporated by reference to the Schedule 14D-1F filed by Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. on February 2, 2010.

Schedule I
DIRECTORS AND EXECUTIVE OFFICERS OF
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
(“TONGLING”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of Tongling’s board of directors and each executive officer of Tongling is set forth below. Tongling is directly owned by the Chinese state-owned Assets Supervision and Administration Commission of Anhui Province, which is directly under the control of the Anhui Provincial Government of the People’s Republic of China. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Jianghong WEI	Chairman and CEO		Chairman and CEO of Tongling
Guotai FANG	Vice Chairman		Vice Chairman of Tongling
Wu SHAO	Director and Standing Vice President		Director and Standing Vice President of Tongling
Renfa WANG	Director		Director of Tongling
Xiaowei WU	Director		Director of Tongling
Huadong GONG	Director and Vice President		Director and Vice President of Tongling
Keming LIANG	Director and Vice President		Director and Vice President of Tongling
Mingyong CHEN	Director and Vice President		Director and Vice President of Tongling
Libao WANG	Director and Chief Accountant		Director and Chief Accountant of Tongling
Dongqing LI	Chief Engineer		Chief Engineer of Tongling

DIRECTORS AND EXECUTIVE OFFICERS OF
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(“CRCC”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of CRCC’s board of directors and each executive officer of CRCC is set forth below. CRCC is indirectly controlled by the Chinese state-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People’s Republic of China. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Guorui LI	Chairman and non-executive director		Chairman and non-executive director of CRCC
Yuanchen DING	Vice chairman and executive director		Vice chairman and executive director of CRCC
Guangfa ZHAO	Executive director and company president		Executive director and company president of CRCC
Jingui HUO	Non-executive director		Non-executive director of CRCC
Mingxian ZHU	Non-executive director		Non-executive director of CRCC
Kecheng LI	Independent non-executive director		Independent non-executive director of CRCC
Guangjie ZHAO	Independent non-executive director		Independent non-executive director of CRCC
Taishi WU	Independent non-executive director		Independent non-executive director of CRCC
Waifung NGAI	Independent non-executive director		Independent non-executive director of CRCC

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Shugui PENG	Chairman of the Supervisor Committee and company supervisor		Chairman of the Supervisor Committee and company supervisor of CRCC
Shaojun HUANG	Company supervisor		Company supervisor of CRCC
Zhenyi HU	Company vice president and chief economist		Company vice president and chief economist of CRCC
Fengli YU	Company supervisor		Company supervisor of CRCC
Guobin XIA	Company vice president and chief engineer		Company vice president and chief engineer of CRCC
De FAN	Company vice president		Company vice president of CRCC
Zhiliang ZHOU	Company vice president		Company vice president of CRCC
Shangbiao ZHUANG	Company vice president, chief financial officer and chief legal advisor		Company vice president, chief financial officer and chief legal advisor of CRCC
Zongyan ZHANG	Company vice president		Company vice president of CRCC
Ruchen LIU	Company vice president		Company vice president of CRCC
Tingzhu LI	Secretary to the board of directors		Secretary to the board of directors of CRCC
Chun Biu LAW	Qualified accountant and joint company secretary	Hong Kong	Joint company secretary of CRCC

DIRECTORS AND EXECUTIVE OFFICERS OF
CRCC—TONGGUAN INVESTMENT CO., LTD.
(“OFFEROR”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of the Offeror’s board of directors and each executive officer of the Offeror is set forth below. The Offeror is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of the Offeror’s equity. Unless otherwise indicated, all of the persons listed below are citizens of the People’s Republic of China. If no principal business address is given below, the address is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Shouhua JIN	Chairman and Director		Head of Capital Operations Department of CRCC
Dongqing LI	Director and CEO		Chief engineer of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Xingxi YU	Director		Head of Finance Department of CRCC
Guobin HU	Director		Deputy head of International Cooperation Department of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Zhaoqi WANG	CFO		Chief of Property Rights Division of Finance Department of CRCC

DIRECTORS AND EXECUTIVE OFFICERS OF
CRCC—TONGGUAN INVESTMENT (CANADA) CO., LTD.
(“BC OFFEROR”)
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address for each member of BC Offeror's board of directors and each executive officer of BC Offeror is set forth below. BC Offeror is a wholly-owned direct subsidiary of the Offeror. Unless otherwise indicated, all of the persons listed below are citizens of the People's Republic of China. If no principal business address is given below, the address is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

Principal
		Country of	Principal	business
Name	Title	citizenship	occupation	address
Shouhua JIN	Chairman and Director		Head of Capital Operations Department of CRCC
Dongqing LI	CEO and Director		Chief Engineer of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Xingxi YU	Director		Head of Finance Department of CRCC
Guobin HU	Secretary and Director		Deputy Head of International Cooperation Department of Tongling	Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China
Zhaoqi WANG	CFO		Chief of Property Rights Division of Finance Department of CRCC